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         December 21, 2020

       Maggie Yuen
       Chief Financial Officer
       Penumbra Inc.
       One Penumbra Place
       Alameda, CA 94502

                                                        Re: Penumbra Inc.
                                                            Annual Report on
Form 10-K
                                                            Filed February 26,
2020
                                                            File No. 001-37557

       Dear Ms. Yuen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Life Sciences